SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)

21Vianet Group, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

90138A103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Page 2 of 7 Pages
13G

CUSIP No. 90138A103

1)	NAME OF REPORTING PERSONS

SMC Synapse Partners Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

	5)	SOLE VOTING POWER
NUMBER		8,404,200 Ordinary Shares
OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY		None
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING		8,404,200 Ordinary Shares
PERSON
WITH	8)	SHARED DISPOSITIVE POWER
		None

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,404,200 Ordinary Shares[1]

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%

12)	TYPE OF REPORTING PERSON
CO

1 Represents 150,000 American Depositary Shares, each of which are the economic equivalent of six (6) Ordinary Shares, and 7,504,200 Class B Ordinary Shares of the Issuer (the “Class B Ordinary Shares”), which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (the “Class A Ordinary Shares, and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.

Page 3 of 7 Pages
CUSIP No. 90138A103

1)	NAME OF REPORTING PERSONS

Yoshihisa Ueno
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Japanese

	5)	SOLE VOTING POWER
NUMBER		8,404,200 Ordinary Shares
OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY		None
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING		8,404,200 Ordinary Shares
PERSON
WITH	8)	SHARED DISPOSITIVE POWER
		None

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,404,200 Ordinary Shares[2]

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%

12)	TYPE OF REPORTING PERSON
IN

1 Represents 150,000 American Depositary Shares, each of which are the economic equivalent of six (6) Ordinary Shares, and 7,504,200 Class B Ordinary Shares of the Issuer (the “Class B Ordinary Shares”), which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (the “Class A Ordinary Shares, and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.

Page 4 of 7 Pages
Schedule 13G

Item 1(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing 100016, The People’s Republic of China

Item 2(a).	Name of Persons Filing:

SMC Synapse Partners Limited
Yoshihisa Ueno

Mr. Ueno is the sole director of SMC Synapse Partners Limited and holds of all the voting ordinary shares in SMC Synapse Partners Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

SMC Synapse Partners Limited
P.O. Box 957, Offshore Incorporations Center
Road Town, Tortola, British Virgin Islands

Yoshihisa Ueno
23F Chinachem Johnston Plaza, 1780186 Johnston Road
Hong Kong

Item 2(c).	Citizenship:

SMC Synapse Partners Limited: British Virgin Islands
Yoshihisa Ueno: Japanese

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

90138A103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

Page 5 of 7 Pages
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The reporting persons own American Depositary Shares and Class B Ordinary Shares, which are convertible on a one-for one basis into Class A Ordinary Shares at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (described above) and voting rights.  Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.  Six Ordinary Shares are the economic equivalent of one American Depository Share.

The shares owned by the reporting persons are owned directly by SMC Synapse Partners Limited, of which Mr. Ueno is the sole director and holds all of the voting power.

(a)	Amount beneficially owned: 8,404,200 Ordinary Shares

(b)	Percent of class: 2.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 8,404,200 Ordinary Shares

	(ii)	Shared power to vote or to direct the vote: None

	(iii)	Sole power to dispose or to direct the disposition of: 8,404,200 Ordinary Shares

	(iv)	Shared power to dispose or to direct the disposition of: None

Page 6 of 7 Pages
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMC Synapse Partners Limited:

By:	/s/ Yoshihisa Ueno
Name:	Yoshihisa Ueno
Title:	Director
Date:	February 14, 2014

/s/ Yoshihisa Ueno
Name: Yoshihisa Ueno
Date: February 14, 2014